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Exhibit 21.1

SUBSIDIARIES OF PHOTONIC PRODUCTS GROUP, INC.*

        The following is a list of the Subsidiaries of Photonic Products Group, Inc.:

NAME	STATE OF INCORPORATION	NAMES UNDER WHICH SUCH SUBSIDIARIES DO BUSINESS
Laser Optics Holdings, Inc.	New Jersey	Laser Optics

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SUBSIDIARIES OF PHOTONIC PRODUCTS GROUP, INC.